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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number  0-14836
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  (Check One)
  / / Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   /X/ Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended: September 30, 2000
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I.
                             REGISTRANT INFORMATION

Full name of registrant     Metal Management, Inc.
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Former name if applicable   N/A
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Address of principal executive office (Street and number)
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500 North Dearborn St., Suite 405
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City, state and zip code  Chicago, Illinois 60610
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                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The quarterly report on Form 10-Q for the quarter ended September 30, 2000 could not be filed without reasonable effort or expense because the Company expects to receive additional information within the next several days that will enable the Company to finalize the form 10-Q, in particular Management's Discussion and Analysis of Financial Conditions and Results of Operations. The information which the Company is expecting is outside of its control. The Company will file the quarterly report as soon as practicable.
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                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

 Robert C. Larry                        (312)                     645-0700
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 / / Yes /X/ No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Metal Management, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 14, 2000  By  /s/ Robert C. Larry
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                                 Robert C. Larry, Executive Vice-President,
                                 Finance and Chief Financial Officer